Exhibit 3

Part III: Manner of Operations

  Item 5:   Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information exchange ("FIX") protocol, Binary)?

☒ Yes ☐ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Answer:

General Operation of the ATS

Subscribers access the ATS via a Financial Information Exchange ("FIX") connection. Such access is available to Subscribers through an internet protocol address via communications that are compliant with the FIX API provided by the ATS. The ATS currently supports FIX 4.2.

The ATS does not accept orders via any other forms of communication (e.g., telephone, email, instant message).

Required Fields

Subscribers must communicate the following information to the ATS upon order entry through FIX:

Message Type
Client Order ID (unique identifier for order per session)

Execution Instructions
Subscriber Order Capacity (Agent, Principal, Riskless)
Symbol
Side (Buy, Sell, Sell Short, Sell Short Exempt)
Display
Price Instructions

Time in Force

Time of Order Creation (expressed in UTC)
Order Type
Order Quantity
ClientID (used for identifying the client (MPID))
Handling Instruction (ATS supports automated execution and does not provide broker intervention)
Hosted Pool Tag (if applicable)

Order Parameters

Minimum Quantity - Subscribers may submit orders with a MinQty for execution. Subscribers may set MinQty to permit the aggregation of contra-side interest to meet the minimum quantity requirements.

Maximum Quantity - Subscribers may submit orders with a MaxQty for execution. MaxQty is <u>only available in Hosted Pools (not in the main Midpoint or ASPEN books).</u>~~for (1) Midpoint Peg Orders in the Midpoint book, whether in the main Midpoint book or in Hosted Pools configured for the Midpoint book and (2) in ASPEN only in Hosted Pools configured for the ASPEN book (not in the main ASPEN book).~~

The ATS's FIX Specification is available to Subscribers upon request.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (<u>e.g.,</u> smart order router, algorithm, order management system, sales desk)?

☒ Yes ☐ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

IntelligentCross offers a SOR only to persons that are Subscribers to the ATS that allows such Subscribers to send orders FIX-tagged with instructions to access the SOR in routing orders to external trading centers, such as ATSs (including the IntelligentCross ATS), single dealer platforms, exchanges, and other brokers. Access to the SOR is via a FIX connection separate from the FIX connection to the ATS. The SOR will access the ATS through direct market access providers that are also Subscribers to the ATS, or through the IntelligentCross broker-dealer.

The direct market access providers enter orders pursuant to Part III, Item 5.a. Orders that the SOR sends to the ATS via the direct market access provider to be routed to the ATS are directed orders and cannot be routed to any other venue.

The ATS also offers a Block IOI service to Sponsored Firms in Hosted Pools, which is described more fully in Part III, Item 9. Under the Block IOI service, Sponsored Firms send firm orders directly to a designated Hosted Pool via a sponsored access FIX session of a Sponsor. The FIX session is unique to the Sponsored Firm. The Block IOI service will connect and integrate with a Sponsored Firm's OMS/EMS. The ATS does not restrict the use of the Block IOI service other than requiring that a Sponsored Firm using the service must have been approved by a Sponsor, and the Sponsor must set risk limits for the Sponsored Firm.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 8:   Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

☒ Yes ☐ No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

Answer: The minimum units of trading for NMS Stocks traded on the ATS is one share. Only orders that are $100,000,000 or less in notional value will be eligible for trading on the ATS. Such size requirements are applicable to all trading interest.

Additionally, the ATS offers minimum and maximum quantity modifiers for execution. A minimum quantity modifier allows Subscribers to request a minimum share amount on an execution, such that if the available liquidity is below the minimum quantity amount, the order will not execute. Subscribers may set the minimum quantity to permit the aggregation of contra-side interest to meet the minimum quantity requirements. <u>The minimum quantity modifier is available to all trading interest in the ATS.</u>

-A maximum quantity modifier allows Subscribers to request a maximum share amount on an execution, such that an order would not execute against any orders that have a size greater than the maximum share amount. For example, if a Subscriber set a maximum quantity of 200 shares, the order would not execute against any orders that have an order quantity greater than 200 shares. The maximum quantity modifier is <u>only available in Hosted Pools (not in the main Midpoint or ASPEN books).</u><s>for Midpoint Peg Orders only. Such minimum and maximum quantity modifiers are applicable to all trading interest.</s>

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does the NMS Stock ATS accept or execute odd-lot orders?

☒ Yes ☐ No

If yes, specify any odd-lot order requirements and related handling procedures (<u>e.g.,</u> odd lot treated the same as round lot).

Answer: Odd lot orders are handled the same as round lot orders and are treated the same for priority purposes.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

e. Does the NMS Stock ATS accept or execute mixed-lot orders?

☒ Yes ☐ No

If yes, specify any mixed lot order requirements and related handling procedures (*e.g.,* mixed lot treated the same as round lot).

Answer: Mixed lot orders are handled the same as round lot and odd-lot orders and are treated the same for priority purposes.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.